

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2020

Justin Heineman
General Counsel
BlueLinx Holdings Inc.
1950 Spectrum Circle, Suite 300
Marietta, GA 30067

     Re: BlueLinx Holdings Inc.
       Form 10-K for the Fiscal Year Ended December 29, 2018
       Filed March 13, 2019
       File No. 1-32383

Dear Mr. Heineman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Trade & Services